

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 26, 2008

Room 7010

Barbara R. Smith
Vice President, Finance, Chief Financial Officer and
Assistant Secretary
Gerdau Ameristeel Corporation
4221 West Boy Scout Blvd Suite 600
Tampa, Florida 33607

> **Re:** **Gerdau Ameristeel Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **File No. 001-32317**

Dear Ms. Smith:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief